No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

English translation of a press release regarding Result of the Tender Offer for Shares of Keihin Corporation (Securities Code: 7251)

Exhibit 2:

English translation of a press release regarding Result of the Tender Offer for Shares of Showa Corporation (Securities Code: 7274) and Change in the Subsidiary

Exhibit 3:

English translation of a press release regarding Result of the Tender Offer for Shares of Nissin Kogyo Co., Ltd. (Securities Code: 7230)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 16, 2020

[Translation]

October 16, 2020

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding Result of the Tender Offer for Shares of Keihin Corporation

(Securities Code: 7251)

On September 1, 2020, Honda Motor Co., Ltd. (“Honda” or the “Tender Offeror”) decided to conduct a tender offer (the “Tender Offer) based on the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) for all of the common shares of Keihin Corporation (First Section of the Tokyo Stock Exchange, Inc. (“TSE”) (the “TSE 1st Section”), securities code: 7251, the “Target Company”) (the “Target Company Shares”) (excluding, however, the Target Company Shares owned by Honda and treasury shares owned by the Target Company), to conduct a management integration by implementing an absorption-type merger in which Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”), will be the surviving company, and the Target Company, Showa Corporation (TSE 1st Section, securities code: 7274, “Showa”), and Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin”; collectively with the Target Company and Showa, the “Three Target Companies”) will be the disappearing companies after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror, and have commenced the Tender Offer from September 2, 2020. The Tender Offer was completed on October 15, 2020, and the results thereof are announced as follows.

Furthermore, as a result of the Tender Offer, the Target Company is planned to become a subsidiary of Honda as of October 22, 2020 (commencement date of the settlement for the Tender Offer).

1.	Outline of the Tender Offer

(1)	Name and Location of the Tender Offeror

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo

(2)	Name of the Target Company

Keihin Corporation

(3)	Classes of Shares for Purchase

Common shares

(4)	Number of Shares to be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
43,375,714 shares	18,723,485 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) does not reach the minimum number of shares to be purchased (18,723,485 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (18,723,485 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the tender offer period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no maximum number of shares to be purchased has been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (43,375,714 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (43,375,714 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of September 2, 2020 (30,581,115 shares), and the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the financial summary (IFRS) (consolidated) for the first quarter of the fiscal year ending in March 2021 published on August 6, 2020 by the Target Company (“Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021”) (28,417 shares), and (b) is the total number of issued shares as of June 30, 2020, as stated in the First Quarterly Report for the 80th Fiscal Year submitted on August 6, 2020 by the Target Company (“Target Company’s First Quarterly Report for the 80th Fiscal Year”) (73,985,246 shares).

(5)	Tender Offer Period

(I)	Tender Offer Period Originally Specified in the Registration Statement

From September 2, 2020 (Wednesday) to October 15, 2020 (Thursday) (30 business days)

(II)	Possibility for Extension at Request of Target Company

Not applicable.

(6)	Purchase Price

2,600 Japanese yen per 1 share of common stock

2.	Results of the Tender Offer

(1)	Whether the Tender Offer Has Been Successful or Not

In the Tender Offer, there was a condition that if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (18,723,485 shares), none of the Tendered Shares will be purchased, but the aggregate number of the Tendered Shares (38,617,812 shares) has reached the minimum number of shares to be purchased (18,723,485 shares), and therefore it will purchase all of the Tendered Shares, as stated in the Public Notice for the Commencement of the Tender Offer and the Tender Offer Registration Statement.

2

(2)	Date of Public Notice and Name of Newspaper for Public Notice of the Results of the Tender Offer

The Tender Offeror announced the results of the Tender Offer to the press at TSE on October 16, 2020, pursuant to Article 27-13(1) of the Act, in accordance with the methods stipulated in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act of Japan (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer for Shares Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”).

(3)	Number of Shares Purchased Through the Tender Offer

Class of Shares	(i) Number of Tenders Converted into Shares	(ii) Number of Purchases Converted into Shares
Shares	38,617,812 (shares)	38,617,812 (shares)

Share option certificates	— shares	— shares

Corporate bond certificates with share options	— shares	— shares

Beneficiary certificates of Shares in trust ( )	— shares	— shares

Depositary receipts for Shares ( )	— shares	— shares

Total	38,617,812 shares	38,617,812 shares

(Total number of Shares (diluted))	—	(— shares)

(4)	Ownership Ratio of Shares After the Purchase

Number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase	305,811 voting rights	(Ownership ratio of Shares before the purchase: 41.35%)

Number of voting rights pertaining to Shares owned by specially related parties before the purchase	0 voting rights	(Ownership ratio of Shares before the purchase: 0.00%)

Number of voting rights pertaining to Shares owned by the Tender Offeror after the purchase	691,989 voting rights	(Ownership ratio of Shares after the purchase: 93.57%)

Number of voting rights pertaining to Shares owned by specially related parties after the purchase	0 voting rights	(Ownership ratio of Shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	739,332 voting rights

(Note 1)

The “number of voting rights pertaining to Shares owned by specially related parties before the purchase” and the “number of voting rights pertaining to Shares owned by specifically related parties after the purchase” is the total number of the voting rights pertaining to Shares owned by each specially related party (excluding those specially related parties who are excluded from being a specially related party under Article 3(2)(i) of the Cabinet Office Order for the purpose of calculating the ownership ratio of Shares under Article 27-2(1) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”)).

3

(Note 2)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 80th Fiscal Year (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, were subject to the Tender Offer, for the purpose of calculating the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” the number of voting rights (739,568 voting rights) pertaining to the number of shares (73,956,829 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (28,417 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 80th Fiscal Year (73,985,246 shares).

(Note 3)	With regard to the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” any fraction is rounded off to two decimal places.

(5)	Calculation if the Purchase Through the Tender Offer is Conducted on a Pro Rata Basis

Not applicable.

(6)	Settlement Method

(I)	Name and Head Office Location of Financial Instruments Business Operator, Bank, and Any Other Institution Conducting Settlement of Purchase

Nomura Securities Co., Ltd.        1-13-1 Nihonbashi, Chuo-ku, Tokyo

(II)	Commencement Date of Settlement

October 22, 2020 (Thursday)

(III)	Settlement Method

Without delay following the conclusion of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the addresses of the tendering shareholders (or standing proxies for foreign shareholders).

Purchase will be made by cash. A tendering shareholder may receive the proceeds from selling the shares through the Tender Offer without delay on and after the commencement date of settlement in a manner designated by the tendering shareholder, such as through money transfer (transfer fees may apply).

3.	Policies after the Tender Offer and Future Prospects

The policies after the Tender Offer have not changed from the “Notice regarding the Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” dated September 1, 2020 and announced by Honda.

4

Honda intends to conduct procedures in order to acquire all Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company) after receiving the results of the Tender Offer. Currently, the Target Company Shares are listed on the TSE 1st Section, and if such procedures are conducted, the Target Company Shares will be delisted through the procedures in accordance with the delisting criteria of the TSE. The future procedures will be promptly disclosed by the Target Company as soon as they are decided.

4.	Place Where a Copy of the Tender Offer Report is Kept for Public Inspection

Honda Motor Co., Ltd.	1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

End.

5

[Translation]

October 16, 2020

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding Result of the Tender Offer for Shares of Showa Corporation

(Securities Code: 7274) and Change in the Subsidiary

On September 1, 2020, Honda Motor Co., Ltd. (“Honda” or the “Tender Offeror”) decided to conduct a tender offer (the “Tender Offer) based on the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) for all of the common shares of Showa Corporation (First Section of the Tokyo Stock Exchange, Inc. (“TSE”) (the “TSE 1st Section”), securities code: 7274, the “Target Company”) (the “Target Company Shares”) (excluding, however, the Target Company Shares owned by Honda and treasury shares owned by the Target Company), to conduct a management integration by implementing an absorption-type merger in which Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”), will be the surviving company, and the Target Company, Keihin Corporation (TSE 1st Section, securities code: 7251), and Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin”; collectively with the Target Company and Keihin, the “Three Target Companies”) will be the disappearing companies after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror, and have commenced the Tender Offer from September 2, 2020. The Tender Offer was completed on October 15, 2020, and the results thereof are announced as follows.

Furthermore, it is also announced that as a result of the Tender Offer, the Target Company is planned to become a subsidiary of Honda as of October 22, 2020 (commencement date of the settlement for the Tender Offer).

I.	Result of the Tender Offer

1.	Outline of the Tender Offer

(1)	Name and Location of the Tender Offeror

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo

(2)	Name of the Target Company

Showa Corporation

(3)	Classes of Shares for Purchase

Common shares

(4)	Number of Shares to be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
50,517,599 shares	25,195,744 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) does not reach the minimum number of shares to be purchased (25,195,744 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (25,195,744 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the tender offer period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no maximum number of shares to be purchased has been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (50,517,599 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (50,517,599 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of September 2, 2020 (25,447,856 shares), and the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the financial summary (IFRS) (consolidated) for the first quarter of the fiscal year ending in March 2021 published on July 29, 2020 by the Target Company (“Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021”) (54,564 shares), and (b) is the total number of issued shares as of June 30, 2020, as stated in the First Quarterly Report for the 113th Fiscal Year submitted on August 6, 2020 by the Target Company (“Target Company’s First Quarterly Report for the 113th Fiscal Year”) (76,020,019 shares).

(5)	Tender Offer Period

(I)	Tender Offer Period Originally Specified in the Registration Statement

From September 2, 2020 (Wednesday) to October 15, 2020 (Thursday) (30 business days)

(II)	Possibility for Extension at Request of Target Company

Not applicable.

(6)	Purchase Price

2,300 Japanese yen per 1 share of common stock

2.	Results of the Tender Offer

(1)	Whether the Tender Offer Has Been Successful or Not

In the Tender Offer, there was a condition that if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (25,195,744 shares), none of the Tendered Shares will be purchased, but the aggregate number of the Tendered Shares (44,542,441 shares) has reached the minimum number of shares to be purchased (25,195,744 shares), and therefore it will purchase all of the Tendered Shares, as stated in the Public Notice for the Commencement of the Tender Offer and the Tender Offer Registration Statement.

(2)	Date of Public Notice and Name of Newspaper for Public Notice of the Results of the Tender Offer

The Tender Offeror announced the results of the Tender Offer to the press at TSE on October 16, 2020, pursuant to Article 27-13(1) of the Act, in accordance with the methods stipulated in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act of Japan (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer for Shares Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”).

(3)	Number of Shares Purchased Through the Tender Offer

Class of Shares	(i) Number of Tenders Converted into Shares	(ii) Number of Purchases Converted into Shares
Shares	44,542,441 (shares)	44,542,441 (shares)

Share option certificates	— shares	— shares

Corporate bond certificates with share options	— shares	— shares

Beneficiary certificates of Shares in trust ( )	— shares	— shares

Depositary receipts for Shares ( )	— shares	— shares

Total	44,542,441 shares	44,542,441 shares

(Total number of Shares (diluted))	—	(— shares)

(4)	Ownership Ratio of Shares After the Purchase

Number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase	254,478 voting rights	(Ownership ratio of Shares before the purchase: 33.50%)

Number of voting rights pertaining to Shares owned by specially related parties before the purchase	0 voting rights	(Ownership ratio of Shares before the purchase: 0.00%)

Number of voting rights pertaining to Shares owned by the Tender Offeror after the purchase	699,902 voting rights	(Ownership ratio of Shares after the purchase: 92.13%)

Number of voting rights pertaining to Shares owned by specially related parties after the purchase	0 voting rights	(Ownership ratio of Shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	759,462 voting rights

(Note 1)

The “number of voting rights pertaining to Shares owned by specially related parties before the purchase” and the “number of voting rights pertaining to Shares owned by specifically related parties after the purchase” is the total number of the voting rights pertaining to Shares owned by each specially related party (excluding those specially related parties who are excluded from being a specially related party under Article 3(2)(i) of the Cabinet Office Order for the purpose of calculating the ownership ratio of Shares under Article 27-2(1) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”)).

(Note 2)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, were subject to the Tender Offer, for the purpose of calculating the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” the number of voting rights (759,654 voting rights) pertaining to the number of shares (75,965,455 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (54,564 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (76,020,019 shares).

(Note 3)	With regard to the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” any fraction is rounded off to two decimal places.

(5)	Calculation if the Purchase Through the Tender Offer is Conducted on a Pro Rata Basis

Not applicable.

(6)	Settlement Method

(I)	Name and Head Office Location of Financial Instruments Business Operator, Bank, and Any Other Institution Conducting Settlement of Purchase

Nomura Securities Co., Ltd.	1-13-1 Nihonbashi, Chuo-ku, Tokyo

(II)	Commencement Date of Settlement

October 22, 2020 (Thursday)

(III)	Settlement Method

Without delay following the conclusion of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the addresses of the tendering shareholders (or standing proxies for foreign shareholders).

Purchase will be made by cash. A tendering shareholder may receive the proceeds from selling the shares through the Tender Offer without delay on and after the commencement date of settlement in a manner designated by the tendering shareholder, such as through money transfer (transfer fees may apply).

3.	Policies after the Tender Offer and Future Prospects

The policies after the Tender Offer have not changed from the “Notice regarding the Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” dated September 1, 2020 and announced by Honda.

Honda intends to conduct procedures in order to acquire all Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company) after receiving the results of the Tender Offer. Currently, the Target Company Shares are listed on the TSE 1st Section, and if such procedures are conducted, the Target Company Shares will be delisted through the procedures in accordance with the delisting criteria of the TSE. The future procedures will be promptly disclosed by the Target Company as soon as they are decided.

4.	Place Where a Copy of the Tender Offer Report is Kept for Public Inspection

Honda Motor Co., Ltd.	1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

II.	Change in the Subsidiary

1.	Reason for the Change

As a result of the Tender Offer, the Target Company is planned to become a subsidiary of Honda as of October 22, 2020 (the commencement date of the settlement for the Tender Offer).

2.	Overview of the Subsidiary Subject to the Change (the Target Company)

(i)	Name	Showa Corporation

(ii)	Location	1-14-1, Fujiwara-cho, Gyoda-shi, Saitama

(iii)	Name and Title of Representative	Nobuyuki Sugiyama, Representative Director, Director President

(iv)	Description of Business Activities	Manufacturing and sales of components for motorcycles and automobiles and components for boats

(v)	Capital	12,698 million Japanese yen (as of March 31, 2020)

(vi)	Date of Establishment	October 28, 1938

(vii)	Major Shareholders and Ownership Percentage (as of June 8, 2020)	Honda Motor Co., Ltd.	33.50%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.13%
		J.P. MORGAN BANK LUXEMBOURG S.A.1300000 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	2.99%
		Japan Trustee Services Bank, Ltd. (Trust Account)	2.39%
		EUROCLEAR BANK S.A. /N.V. (standing agency: MUFG Bank, Ltd.)	2.21%
		Showa Shareholding Association	1.93%
		GOVERNMENT OF NORWAY-CFD (standing agency: Tokyo Branch, Citibank, N.A.)	1.86%
		Mizuho Securities Co., Ltd.	1.73%
		BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC) (standing agency: MUFG Bank, Ltd.)	1.72%
		MUFG Bank, Ltd.	1.70%

(viii)	Relationship between the Tender Offeror and Target Company

	Capital Relationship	The Tender Offeror owns 25,447,856 Target Company Shares (ownership ratio: 33.50%)
	Personnel Relationship	Three employees of the Tender Offeror have been on loan to the Target Company.
	Business Relationship	The Target Company sells automotive components, etc. to the Tender Offeror.
	Status as Related Parties	The Target Company is an equity-method affiliate of the Tender Offeror and thus is a related party.

(ix)	The Target Company’s Consolidated Business Performance and Consolidated Financial Condition for the Last Three Years (IFRS)

Accounting Period	Fiscal Year Ended March 2018	Fiscal Year Ended March 2019	Fiscal Year Ended March 2020
Equity Attributable to Owners of Parent	96,075 million yen	113,316 million yen	117,949 million yen
Total Assets	201,967 million yen	210,275 million yen	197,641 million yen
Equity Attributable to Owners of Parent per Share	1,264.72 yen	1,491.68 yen	1,552.67 yen
Revenue	291,989 million yen	286,692 million yen	260,438 million yen
Profit Attributable to Owners of Parent	13,855 million yen	19,052 million yen	12,582 million yen
Basic Earnings per Share	182.39 yen	250.80 yen	165.64 yen
Dividend per Share	22.00 yen	36.00 yen	24.00 yen

(Note)

The “Major Shareholders and Ownership Percentage” contains the same statements as the “Major Shareholders” in the annual securities report for the 112th fiscal year submitted by the Target Company on July 17, 2020.

3.	Number of Shares Acquired, Acquisition Price, and Status of Shareholding Before and After the Acquisition

(1)	Number of Shares Held Before the Change	25,447,856 shares (Number of voting rights: 254,478 voting rights) (Ownership ratio of voting rights: 33.50%)

(2)	Number of Shares Acquired	44,542,441 shares (Number of voting rights: 445,424 voting rights) (Ownership ratio of voting rights: 58.64%)

(3)	Acquisition Price	Common shares of Showa Corporation: 102,448 million yen

(4)	Number of Shares Held After the Change	69,990,297 shares (Number of voting rights: 699,902 voting rights) (Ownership ratio of voting rights: 92.13%)

(Note 1)

For the purpose of calculating the “ownership ratio of voting rights,” the number of voting rights (759,654 voting rights) pertaining to the number of shares (75,965,455 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (54,564 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (76,020,019 shares).

(Note 2)	With regard to the “ownership ratio of voting rights,” any fraction is rounded off to two decimal places.

4.	Schedule of the Change (Planned)

October 22, 2020 (Thursday) (the commencement date of the settlement for the Tender Offer)

5.	Future Prospects

The impact of the change in the subsidiary through the Tender Offer on Honda’s consolidated business results is being examined. If the necessity to revise the financial forecast or any fact to be announced arises, Honda will promptly announce it.

End.

[Translation]

October 16, 2020

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding Result of the Tender Offer for Shares of Nissin Kogyo Co., Ltd.

(Securities Code: 7230)

On September 1, 2020, Honda Motor Co., Ltd. (“Honda” or the “Tender Offeror”) decided to conduct a tender offer (the “Tender Offer) based on the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”) for all of the common shares of Nissin Kogyo Co. Ltd. (First Section of the Tokyo Stock Exchange, Inc. (“TSE”) (the “TSE 1st Section”), securities code: 7230, the “Target Company”) (the “Target Company Shares”) (excluding, however, the Target Company Shares owned by Honda and treasury shares owned by the Target Company), to conduct a management integration by implementing an absorption-type merger in which Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”), will be the surviving company, and the Target Company, Keihin Corporation (TSE 1st Section, securities code: 7251, “Keihin”), and Showa Corporation (TSE 1st Section, securities code: 7274, “Showa”; collectively with the Target Company and Keihin, the “Three Target Companies”) will be the disappearing companies after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror, and have commenced the Tender Offer from September 2, 2020. The Tender Offer was completed on October 15, 2020, and the results thereof are announced as follows.

Furthermore, as a result of the Tender Offer, the Target Company is planned to become a subsidiary of Honda as of October 22, 2020 (commencement date of the settlement for the Tender Offer).

1.	Outline of the Tender Offer

(1)	Name and Location of the Tender Offeror

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo

(2)	Name of the Target Company

Nissin Kogyo Co., Ltd.

(3)	Classes of Shares for Purchase

Common shares

(4)	Number of Shares to be Purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
42,378,296 shares	20,691,495 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) does not reach the minimum number of shares to be purchased (20,691,495 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (20,691,495 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the tender offer period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no maximum number of shares to be purchased has been set in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (42,378,296 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (42,378,296 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of September 2, 2020 (22,682,205 shares), and the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the financial summary (IFRS) (consolidated) for the first quarter of the fiscal year ending in March 2021 published on August 5, 2020 by the Target Company (“Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021”) (391,642 shares), and (b) is the total number of issued shares as of June 30, 2020, as stated in the First Quarterly Report for the 68th Fiscal Year submitted on August 6, 2020 by the Target Company (“Target Company’s First Quarterly Report for the 68th Fiscal Year”) (65,452,143 shares).

(5)	Tender Offer Period

(I)	Tender Offer Period Originally Specified in the Registration Statement

From September 2, 2020 (Wednesday) to October 15, 2020 (Thursday) (30 business days)

(II)	Possibility for Extension at Request of Target Company

Not applicable.

(6)	Purchase Price

2,250 Japanese yen per 1 share of common stock

2.	Results of the Tender Offer

(1)	Whether the Tender Offer Has Been Successful or Not

In the Tender Offer, there was a condition that if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (20,691,495 shares), none of the Tendered Shares will be purchased, but the aggregate number of the Tendered Shares (37,457,221 shares) has reached the minimum number of shares to be purchased (20,691,495 shares), and therefore it will purchase all of the Tendered Shares, as stated in the Public Notice for the Commencement of the Tender Offer and the Tender Offer Registration Statement.

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(2)	Date of Public Notice and Name of Newspaper for Public Notice of the Results of the Tender Offer

The Tender Offeror announced the results of the Tender Offer to the press at TSE on October 16, 2020, pursuant to Article 27-13(1) of the Act, in accordance with the methods stipulated in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act of Japan (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Order on Disclosure Required for Tender Offer for Shares Certificates by Persons Other Than Issuers (Ministry of Finance Order No. 38 of 1990, as amended; the “Cabinet Office Order”).

(3)	Number of Shares Purchased Through the Tender Offer

Class of Shares	(i) Number of Tenders Converted into Shares	(ii) Number of Purchases Converted into Shares
Shares	37,457,221 (shares)	37,457,221 (shares)

Share option certificates	— shares	— shares

Corporate bond certificates with share options	— shares	— shares

Beneficiary certificates of Shares in trust ( )	— shares	— shares

Depositary receipts for Shares ( )	— shares	— shares

Total	37,457,221 shares	37,457,221 shares

(Total number of Shares (diluted))	—	(— shares)

(4)	Ownership Ratio of Shares After the Purchase

Number of voting rights pertaining to Shares owned by the Tender Offeror before the purchase	226,822 voting rights	(Ownership ratio of Shares before the purchase: 34.86%)

Number of voting rights pertaining to Shares owned by specially related parties before the purchase	0 voting rights	(Ownership ratio of Shares before the purchase: 0.00%)

Number of voting rights pertaining to Shares owned by the Tender Offeror after the purchase	601,394 voting rights	(Ownership ratio of Shares after the purchase: 92.44%)

Number of voting rights pertaining to Shares owned by specially related parties after the purchase	0 voting rights	(Ownership ratio of Shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	650,408 voting rights

(Note 1)

The “number of voting rights pertaining to Shares owned by specially related parties before the purchase” and the “number of voting rights pertaining to Shares owned by specifically related parties after the purchase” is the total number of the voting rights pertaining to Shares owned by each specially related party (excluding those specially related parties who are excluded from being a specially related party under Article 3(2)(i) of the Cabinet Office Order for the purpose of calculating the ownership ratio of Shares under Article 27-2(1) of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended; the “Act”)).

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(Note 2)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of June 30, 2020, as stated in the Target Company’s First Quarterly Report for the 68th Fiscal Year (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, were subject to the Tender Offer, for the purpose of calculating the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” the number of voting rights (650,605 voting rights) pertaining to the number of shares (65,060,501 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, as stated in the Target Company’s Financial Summary for the First Quarter of the Fiscal Year Ending in March 2021 (391,642 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s First Quarterly Report for the 113th Fiscal Year (65,452,143 shares).

(Note 3)	With regard to the “ownership ratio of Shares before the purchase” and the “ownership ratio of Shares after the purchase,” any fraction is rounded off to two decimal places.

(5)	Calculation if the Purchase Through the Tender Offer is Conducted on a Pro Rata Basis

Not applicable.

(6)	Settlement Method

(I)	Name and Head Office Location of Financial Instruments Business Operator, Bank, and Any Other Institution Conducting Settlement of Purchase

Nomura Securities Co., Ltd.        1-13-1 Nihonbashi, Chuo-ku, Tokyo

(II)	Commencement Date of Settlement

October 22, 2020 (Thursday)

(III)	Settlement Method

Without delay following the conclusion of the Tender Offer Period, a notice of purchase through the Tender Offer will be mailed to the addresses of the tendering shareholders (or standing proxies for foreign shareholders).

Purchase will be made by cash. A tendering shareholder may receive the proceeds from selling the shares through the Tender Offer without delay on and after the commencement date of settlement in a manner designated by the tendering shareholder, such as through money transfer (transfer fees may apply).

3.	Policies after the Tender Offer and Future Prospects

The policies after the Tender Offer have not changed from the “Notice regarding the Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” dated September 1, 2020 and announced by Honda.

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Honda intends to conduct procedures in order to acquire all Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company) after receiving the results of the Tender Offer. Currently, the Target Company Shares are listed on the TSE 1st Section, and if such procedures are conducted, the Target Company Shares will be delisted through the procedures in accordance with the delisting criteria of the TSE. The future procedures will be promptly disclosed by the Target Company as soon as they are decided.

4.	Place Where a Copy of the Tender Offer Report is Kept for Public Inspection

Honda Motor Co., Ltd.	1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

End.

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